UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 15, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

15 February 2023

Barclays PLC ("Barclays")

2022 Annual Report and Accounts

Barclays PLC announces that the following documents will be submitted to the National Storage Mechanism today and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism:

●       Barclays PLC 2022 Annual Report;
●       Barclays PLC 2022 Strategic Report; and
●       Barclays PLC 2022 Pillar 3 Report.

These documents may also be accessed via the Barclays website at https://home.barclays/investor-relations/reports-and-events/annual-reports/.

As part of the mailing of Barclays' 2023 Notice of Annual General Meeting, the Barclays PLC 2022 Strategic Report (or the full 2022 Annual Report for those shareholders who have requested it) will be posted to those shareholders who have previously requested paper copies.

This announcement is made in accordance with DTR 6.3.5R(1A).

Additional information

Information required to be communicated in unedited full text is included in the Barclays PLC Full Year 2022 Results Announcement published on 15 February 2023, which can be found at https://home.barclays/investor-relations/reports-and-events/annual-reports/ and will also shortly be available for inspection on the National Storage Mechanism.

This information is not a substitute for reading the full Barclays PLC 2022 Annual Report.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jonathan Tracey
+44 (0) 20 7773 2136                    +44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.

For further information about Barclays, please visit our website home.barclays